STATEMENT OF INVESTMENTS

General Municipal Money Market Fund

February 28, 2007 (Unaudited)

Short-Term Investments--103.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--2.0%				
Birmingham Industrial Development Board, SWDR (American Cast Iron Co. Project) (LOC; Southtrust Bank)	3.77	3/7/07	3,825,000 a	3,825,000
Homewood Educational Building Authority, Educational Facilities Revenue (Samford University) (Liquidity Facility; Southtrust Bank)	3.60	3/1/07	6,420,000 a	6,420,000
The Industrial Development Board of the City of Fultondale, IDR (Melsur Corp. Project) (LOC; Amsouth Bank)	3.80	3/7/07	3,015,000 a	3,015,000
Troy Health Care Authority, LR (Southeast Alabama Rural Health Associates Project) (LOC; Regions Bank)	3.70	3/7/07	2,455,000 a	2,455,000
Alaska--2.4%				
Alaska Industrial Development and Export Authority, Revolving Fund Revenue, Refunding (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.)	3.66	3/1/07	10,000,000 a	10,000,000
Valdez, Marine Terminal Revenue, Refunding (BP Pipelines Inc. Project)	3.63	3/1/07	9,200,000 a	9,200,000
Arizona--1.6%				
Arizona Health Facilities Authority, Revenue (La Loma Village) (LOC; Citibank NA)	3.70	3/7/07	7,000,000 a	7,000,000
Roaring Fork Municipal Products LLC (Pima County Industrial Development Authority) (GIC; Trinity Funding Corporation and Liquidity Facility; The Bank of New York)	3.80	3/7/07	5,291,000 a,b	5,291,000
Arkansas--.8%				
Arkansas Development Finance Authority, MFHR (Chapelridge of Cabot Housing Project) (LOC; Regions Bank)	3.73	3/7/07	6,675,000 a	6,675,000

California--2.3%				
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.75	3/7/07	18,137,707 [a,b]	18,137,708
Colorado--4.9%				
City and County of Denver, MFHR (Broadway Plaza Lofts Project) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.76	3/7/07	5,915,000 [a,b]	5,915,000
Colorado Education Loan Program, TRAN	3.75	8/3/07	8,000,000	8,006,450
Colorado Educational and Cultural Facilities Authority, Revenue (EOP Charlotte JW, LLC Project) (LOC; KBC Bank)	3.70	3/7/07	10,000,000 [a]	10,000,000
Colorado Educational and Cultural Facilities Authority, Revenue (Vail Mountain School Project) (LOC; Key Bank)	3.73	3/7/07	5,000,000 [a]	5,000,000
Morgan Keegan Municipal Products Incoporated Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Ixis Corporate and Investment Bank)	3.75	3/7/07	10,000,000 [a,b]	10,000,000
District of Columbia--2.2%				
Bank of New York Municipal Certificates Trust, Revenue (District of Columbia Housing Finance Agency) (GIC; Trinity Funding Corporation and Liquidity Facility; The Bank of New York)	3.77	3/7/07	11,035,000 [a,b]	11,035,000
Bank of New York Municipal Certificates Trust, Revenue (District of Columbia Housing Finance Agency) (GIC; Trinity Plus Funding Corporation and Liquidity Facility; The Bank of New York)	3.77	3/7/07	6,440,500 [a,b]	6,440,500
Florida--6.2%				
Alachua County Health Facilities Authority, Continuing Care Retirement Community Revenue, Refunding (Oak Hammock at the University of Florida Project) (LOC; BNP Paribas)	3.64	3/1/07	6,000,000 [a]	6,000,000
Bay County Housing Finance Authority, SFMR (Merlots				

Program) (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	3.61	3/7/07	2,380,000 [a,b]	2,380,000
Dade County Industrial Development Authority, IDR (Spectrum Programs, Inc. Project) (LOC; Bank of America)	3.72	3/7/07	435,000 [a]	435,000
Gainesville, Utilities System Revenue (Liquidity Facility; SunTrust Bank)	3.64	3/1/07	4,000,000 [a]	4,000,000
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	3.85	3/7/07	3,470,000 [a]	3,470,000
Hillsborough County Aviation Authority, Revenue, CP (LOC; Landesbank Baden-Wurttemberg)	3.70	5/10/07	3,000,000	3,000,000
Jacksonville Economic Development Commission, Special Facility Airport Revenue (Holland Sheltair Aviation Group-Fort Lauderdale Project) (LOC; Bank of America)	3.72	3/7/07	1,000,000 [a]	1,000,000
Jacksonville Health Facilities Authority, HR (Baptist Medical Center Project) (LOC; Bank of America)	3.63	3/1/07	7,950,000 [a]	7,950,000
Kissimmee Utility Authority, CP (Liquidity Facility; JPMorgan Chase Bank)	3.57	4/10/07	16,700,000	16,700,000
Miami-Dade County Industrial Development Authority, IDR (Tarmac America Project) (LOC; Bank of America)	3.72	3/7/07	3,200,000 [a]	3,200,000
Pinellas County Industry Council, Revenue (Chi Chi Rodriguez Youth Foundation Project) (LOC; Bank of America)	3.72	3/7/07	500,000 [a]	500,000

Georgia--7.1%

Atlanta Urban Residential Finance Authority, MFHR (Lindbergh City Center Apartments Project) (LOC; Regions Bank)	3.72	3/7/07	5,000,000 [a]	5,000,000
Columbia County Development Authority, Private Schools Revenue (Augusta Preparatory Project) (LOC; Wachovia Bank)	3.72	3/7/07	3,100,000 [a]	3,100,000
Fulton County Housing Authority, MFHR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital				

Services)	3.74	3/7/07	15,000,000 a,b	15,000,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	3.68	3/9/07	9,800,000	9,800,000
Roaring Fork Municipal Products LLC (Gwinnett County Housing Authority) (Liquidity Facility; The Bank of New York and LOC; FNMA)	3.78	3/7/07	6,065,000 a,b	6,065,000
Roswell Housing Authority, MFHR (Park Ridge Apartments Project) (Insured; FNMA)	3.72	3/7/07	8,200,000 a	8,200,000
Savannah Housing Authority, MFHR (Bradley Pointe Apartments Project) (LOC; Key Bank)	3.71	3/7/07	3,500,000 a	3,500,000
Willacoochee Development Authority, PCR (Langboard Inc. Project) (LOC; SunTrust Bank)	3.71	3/7/07	5,000,000 a	5,000,000
Hawaii--1.0%				
Hawaii Department of Budget and Finance, Special Purpose Revenue (Hawaii Pacific Health Obligated Group) (Liquidity Facility; Goldman Sachs and Company and LOC; Goldman Sachs Group)	3.71	3/7/07	8,000,000 a,b	8,000,000
Idaho--1.3%				
Idaho Health Facilities Authority, Revenue (Saint Lukes Regional Medical Center Project) (Insured; FSA and Liquidity Facility; Bank of Montreal)	3.64	3/1/07	9,890,000 a	9,890,000
Illinois--5.5%				
Chicago, Collateralized SFMR	3.85	12/5/07	6,500,000	6,500,000
Chicago, Collateralized SFMR	3.87	3/6/08	8,000,000 c	8,000,000
Chicago O'Hare International Airport, Special Facility Revenue (O'Hare Technical Center II Project) (LOC; ABN-AMRO)	3.73	3/7/07	8,000,000 a	8,000,000
Illinois Development Finance Authority, IDR (Cloverhill Pastry Vend Corporation) (LOC; JPMorgan Chase Bank)	3.76	3/7/07	2,640,000 a	2,640,000
Illinois Development Finance Authority, IDR (Durex Industries Project) (LOC; ABN-AMRO)	3.73	3/7/07	4,000,000 a	4,000,000

Illinois Educational Facilities Authority, Revenue (Aurora University) (LOC; Fifth Third Bank)	3.58	3/7/07	4,000,000 [a]	4,000,000
Roaring Fork Municipal Products LLC (Insured; FSA and Liquidity Facility; The Bank of New York)	3.80	3/7/07	10,290,000 [a,b]	10,290,000
Indiana--.8%				
Indiana Finance Authority, Revenue (Lutheran Child) (LOC; National City Bank)	3.72	3/7/07	5,500,000 [a]	5,500,000
Indiana Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.61	3/7/07	895,000 [a,b]	895,000
Iowa--.9%				
Louisa County, PCR, Refunding (Midwest Power Systems Inc. Project)	3.58	3/7/07	7,000,000 [a]	7,000,000
Kansas--2.6%				
Kansas Development Finance Authority, MFHR (Delaware Highlands Assisted Living Project) (LOC; FHLB)	3.75	3/7/07	2,500,000 [a]	2,500,000
Midwest Tax-Exempt Bond Grantor Trust (LOC; Huntington NB)	3.99	3/7/07	7,075,450 [a,b]	7,075,450
Mission, MFHR, Refunding (The Falls Apartments Project) (Insured; FNMA)	3.75	3/7/07	6,000,000 [a]	6,000,000
Unified Government of Wyandotte County/Kansas City, Municipal Temporary Notes	3.60	11/1/07	5,000,000	5,000,000
Kentucky--5.6%				
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	3.78	3/7/07	34,200,000 [a]	34,200,000
Kentucky Economic Development Finance Authority, Health Facilities Revenue (Kentucky Easter Seal Society Project) (LOC; Bank One)	3.73	3/7/07	2,100,000 [a]	2,100,000
Kentucky Economic Development Finance Authority, Industrial Building Revenue (Republic Services Inc. Project) (LOC; Bank One)	3.73	3/7/07	6,100,000 [a]	6,100,000

Lexington-Fayette Urban County Government, IDR (YMCA Central Kentucky Inc. Project) (LOC; Bank One)	3.58	3/7/07	1,600,000 [a]	1,600,000
Louisiana--.6%				
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Northwestern State University Student Housing Project) (LOC; Regions Bank)	3.73	3/7/07	2,750,000 [a]	2,750,000
Louisiana Public Facilities Authority, Revenue (Blood Center Properties Inc. Project) (LOC; Bank One)	3.95	3/7/07	1,600,000 [a]	1,600,000
Maryland--2.0%				
Frederick County, Revenue (Homewood Inc. Facility) (LOC; M&T Bank)	3.75	3/7/07	9,100,000 [a]	9,100,000
Maryland Economic Development Corporation, Revenue (CWI Limited Partnership Facility) (LOC; M&T Bank)	3.90	3/7/07	3,395,000 [a]	3,395,000
Maryland Industrial Development Financing Authority, Revenue (Mercy High School Facility) (LOC; M&T Bank)	3.75	3/7/07	3,520,000 [a]	3,520,000
Massachusetts--2.0%				
Massachusetts, Consolidated Loan (LOC; Bank of America)	3.66	3/1/07	5,500,000 [a]	5,500,000
Massachusetts, CP (LOC; Dexia Credit Locale)	3.59	3/5/07	6,500,000	6,500,000
Massachusetts Housing Finance Agency, SFHR Notes	3.60	5/1/07	4,000,000	4,000,000
Michigan--.8%				
Kent Hospital Finance Authority, LOR (Pine Rest Christian Mental Health Services Project) (LOC; Fifth Third Bank)	3.67	3/7/07	4,000,000 [a]	4,000,000
Michigan Strategic Fund, LOR (D&R Paint Co. Project) (LOC; Fifth Third Bank)	3.76	3/7/07	2,465,000 [a]	2,465,000
Minnesota--2.5%				
Minnesota Rural Water Finance Authority, Public Projects Construction Notes	4.75	9/1/07	8,500,000	8,543,563

Roaring Fork Municipal Products LLC (Liquidity Facility; The Bank of New York)	3.80	3/7/07	7,925,000 [a,b]	7,925,000
Saint Paul Housing and Redevelopment Authority, MFHR, Refunding (Hampden Square Apartments) (LOC; FNMA)	3.80	3/7/07	2,840,000 [a]	2,840,000

Mississippi--.4%

Mississippi Business Finance Corporation, IDR (Bruce Furniture Industries Project) (LOC; Wachovia Bank)	3.77	3/7/07	3,500,000 [a]	3,500,000

Missouri--.4%

Kansas City Industrial Development Authority, Revenue (Alphapointe Association for the Blind) (LOC; U.S. Bank NA)	3.74	3/7/07	3,385,000 [a]	3,385,000

Nevada--1.8%

Clark County, IDR (Southwest Gas Corp. Project) (LOC; Bank of America)	3.65	3/7/07	6,000,000 [a]	6,000,000
Nevada System of Higher Education, University Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.70	3/7/07	8,110,000 [a,b]	8,110,000

New Hampshire--.1%

New Hampshire Housing Finance Authority, SFHR (Merlots Program) (Liquidity Facility; Wachovia Bank)	3.61	3/7/07	415,000 [a,b]	415,000

New Mexico--.8%

Santa Fe, Educational Facilities Refunding and Improvement Revenue (College of Santa Fe Project) (Insured; Radian Group and Liquidity Facility; Royal Bank of Canada)	3.70	3/7/07	6,250,000 [a]	6,250,000

New York--.4%

TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.71	3/7/07	3,280,000 [a,b]	3,280,000

North Carolina--2.4%

North Carolina Medical Care Commission, Health Care Facility Revenue (Merlots Program) (Providence Place Retirement Community Nursing Home Project) (Liquidity Facility; Wachovia Bank and LOC; GNMA)	3.56	3/7/07	5,000,000 a,b	5,000,000
North Carolina State Education Assistance Authority, Student Loan Revenue (Insured; AMBAC and Liquidity Facility; Branch Banking and Trust Co.)	3.70	3/7/07	10,000,000 a	10,000,000
Robeson County Industrial Facilities and Pollution Control Finance Authority, IDR (CB Systems, LLC Project) (LOC; Wachovia Bank)	3.77	3/7/07	3,730,000 a	3,730,000

Ohio--4.5%

Athens County Port Authority, Housing Revenue (Housing for Ohio Inc. Project) (LOC; Wachovia Bank)	3.70	3/7/07	2,000,000 a	2,000,000
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	3.74	3/7/07	20,000,000 a,b	20,000,000
Lima, HR (Lima Memorial Hospital Project) (LOC; Bank One)	3.73	3/7/07	2,075,000 a	2,075,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	3.73	3/7/07	1,900,000 a	1,900,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	3.73	3/7/07	500,000 a	500,000
Stark County Port Authority, Revenue (Community Action Agency Project) (LOC; Bank One)	3.95	3/7/07	965,000 a	965,000
Zanesville-Muskingum County Port Authority, EDR, Refunding (Grove City Church of the Nazarene Project) (LOC; National City Bank)	3.72	3/7/07	7,630,000 a	7,630,000

Oklahoma--.6%

Muskogee Medical Center Authority,

Revenue (LOC; Bank of America)	3.72	3/7/07	4,850,000 a	4,850,000

Oregon--1.5%

Roaring Fork Municipal Products LLC (Port of Portland) (Insured; FGIC and Liquidity Facility; The Bank of New York)	3.80	3/7/07	7,650,000 a,b	7,650,000
Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank)	3.80	3/7/07	3,995,000 a	3,995,000

Pennsylvania--6.7%

Berks County Industrial Development Authority, Revenue (EJB Paving and Materials Co. Project) (LOC; Wachovia Bank)	3.82	3/7/07	845,000 a	845,000
Berks County Industrial Development Authority, Revenue (Richard J. Caron Foundation Project) (LOC; Wachovia Bank)	3.72	3/7/07	2,500,000 a	2,500,000
Dauphin County General Authority, Revenue (Education and Health Loan Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.70	3/7/07	4,135,000 a	4,135,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.53	3/7/07	3,500,000 a	3,500,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.68	3/7/07	25,000,000 a	25,000,000
East Hempfield Township Industrial Development Authority, IDR (Mennonite Home Project) (LOC; M&T Bank)	3.70	3/7/07	11,700,000 a	11,700,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.55	3/7/07	4,800,000 a	4,800,000

South Carolina--2.0%

South Carolina Association of Governmental Organizations, COP, TAN	4.25	4/13/07	10,000,000	10,003,766
South Carolina Public Service Authority, Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.70	3/7/07	5,545,000 a,b	5,545,000

South Dakota--1.1%

South Dakota Housing Development Authority, SFMR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Pallas Capital Corporation)	3.78	3/7/07	8,885,000 [a,b]	8,885,000

Tennessee--3.7%

Metropolitan Government of Nashville and Davidson County Health and Educational Facilities Board, MFHR (The Fountain Apartments Project) (LOC; Fifth Third Bank)	3.76	3/7/07	10,000,000 [a]	10,000,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.64	3/1/07	3,070,000 [a]	3,070,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Liquidity Facility; DEPFA Bank PLC)	3.63	3/1/07	8,540,000 [a]	8,540,000
Tennessee Energy Acquisition Corporation, Gas Project Revenue (Liquidity Facility; Merrill Lynch Capital Services)	3.71	3/7/07	7,615,000 [a,b]	7,615,000

Texas--10.5%

Harris County Health Facilities Development Corporation, Revenue (The Methodist Hospital System)	3.64	3/1/07	6,700,000 [a]	6,700,000
Harris County Metropolitan Transit Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	3.70	8/15/07	5,000,000	5,000,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.66	3/15/07	6,500,000	6,500,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.63	3/12/07	15,000,000	15,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.60	3/13/07	11,000,000	11,000,000
Houston Industrial Development Corporation, Air Cargo Revenue (Aero Houston East, LP Project) (LOC; Bank One)	3.75	3/7/07	4,730,000 [a]	4,730,000
North Central Texas Health Facilities Development Corporation, Revenue, CP				

(Methodist Hospital) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.62	5/2/07	10,000,000	10,000,000
Port of Port Arthur Navigation District, Revenue, CP (BASF Corporation Project)	3.72	4/9/07	5,000,000	5,000,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.)	3.90	3/7/07	7,000,000 a,b	7,000,000
Texas Department of Housing and Community Affairs, MFHR (Ash Creek Apartments) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.76	3/7/07	7,495,000 a,b	7,495,000
Texas Public Finance Authority, Revenue, CP (Liquidity Facility; Texas Public School)	3.57	3/12/07	5,000,000	5,000,000

Vermont--1.2%

University of Vermont and State Agricultural College, CP	3.65	3/15/07	2,095,000	2,095,000
Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; JPMorgan Chase Bank)	3.70	4/17/07	7,000,000	7,000,000

Virginia--2.8%

Ashland Industrial Development Authority, IDR (Tru-Wood Cabinets Project) (LOC; Regions Bank)	3.75	3/7/07	3,655,000 a	3,655,000
Charles City County Economic Development Authority, SWDR (Waste Management Inc. Project) (LOC; JPMorgan Chase Bank)	3.72	3/7/07	4,500,000 a	4,500,000
Lynchburg Redevelopment and Housing Authority, Housing Revenue (KHM Properties-Lynchburg, LLC Project) (LOC; Manufacturers and Traders Trust Company)	3.75	3/7/07	13,520,000 a	13,520,000

Washington--3.6%

Chelan County Public Utility District Number 001, Consolidated Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.61	3/7/07	6,980,000 a,b	6,980,000
Port of Seattle, Revenue (Merlots Program)				

(Insured; FGIC and Liquidity Facility; Wachovia Bank)	3.61	3/7/07	5,420,000 a,b	5,420,000
Washington Economic Development Finance Authority, SWDR (Cedar Grove Composing Project) (LOC; Wells Fargo Bank)	3.62	3/7/07	5,490,000 a	5,490,000
Washington Housing Finance Commission, MFHR (Cambridge Apartments Project) (LOC; U.S. Bank NA)	3.75	3/7/07	10,120,000 a	10,120,000

West Virginia--.4%

Pendleton County, IDR (Greer Steel Company Project) (LOC; PNC Bank)	3.73	3/7/07	400,000 a	400,000
Ritchie County, IDR (Simonton Building Products Inc.) (LOC; PNC Bank)	3.77	3/7/07	2,800,000 a	2,800,000

Wisconsin--.6%

Park Falls, IDR (Weather Shield Project) (LOC; Bank One)	3.75	3/7/07	4,925,000 a	4,925,000

Wyoming--3.0%

Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citibank NA)	3.80	11/30/07	24,000,000	24,000,000

Total Investments (cost $815,848,437)	**103.6%**		**815,848,437**
Liabilities, Less Cash and Receivables	**(3.6%)**		**(28,408,623)**
Net Assets	**100.0%**		**787,439,814**

a Securities payable on demand. Variable interest rate--subject to periodic change.
b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $207,844,658 or 26.4% of net assets.
c Purchased on a delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company

CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance